The Security Benefit Group of Companies®

May 13, 2005

VIA E-MAIL AND EDGAR CORRESPONDENCE

Securities and Exchange Commission
Attention: Larry Greene
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Subj:	Security Income Fund Capital Preservation Series File Nos.: 2-38414 and 811-2120 Proxy Materials - Response to Comments

Dear Mr. Greene:

I am writing in response to your comments on the proxy statement and form of proxy for the upcoming special meeting of the Capital Preservation Series of Security Income Fund (the "Fund"), which was filed on April 26, 2005, pursuant to Rule 14a-6 of the Securities Exchange Act of 1934. We have set forth below each of your comments and our response thereto.

  Comment: With respect to the shareholder letter, please clarify that reference is made to the board of directors of Security Income Fund rather than the Capital Preservation Series.

  Response: We have amended the first sentence of the shareholder letter to readas follows (new language is underlined): "The Board of Directors of the Security Income Fund, with respect to its series, the Security Capital Preservation Fund (the "Fund"), determined at a meeting, on April 15, 2005, to cease investing the Fund's assets in the PreservationPlus Income Portfolio (the "Portfolio"), effective on or about June 30, 2005.

  Comment: Please eliminate the all caps format from the last two paragraphs of the notice and use another means to make such information prominent.

  Response: We have eliminated the all caps format, but have retained the boldface with respect to the last two paragraphs of the notice.

  Comment: Please replace the reference to "high yield securities" in the third paragraph under "Proposed New Principal Investment Strategies" with a reference to "high yield, high risk securities."

  Response: We have changed the reference to "high yield, high risk securities."

  Comment: Also under "Proposed New Principal Investment Strategies," please make clear that you are referring to a "defensive" strategy.

  Response: In response, we have changed the fifth paragraph of that section to read as follows:

  Under adverse market conditions, the Fund may adopt a temporary defensive position and ~~may~~ invest some or all of its assets in cash, repurchase agreements, and money market instruments. While the Fund would do so only in an attempt to avoid losses, to the extent such a position is adopted, the Fund may be unable to pursue its investment objective at that time, and such a temporary defensive ~~investment strategy~~ position could reduce the benefit to the Fund of any upswing in the market.
  Comment: Does the Fund invest in emerging markets securities. If so, please disclose that fact and any related risks of such investment.

  Response: The Fund does not currently invest in emerging markets securities, nor is it an investment strategy that SMC plans to employ if it becomes the Fund's investment adviser.

  Comment: With regard to the reference in the proxy statement to the "agreement pursuant to which the Fund invests its assets in the Portfolio," please refer to the agreement more specifically.

  Response: We have amended the first sentence under the section "Current Structure" to read as set forth below and have referred to the agreement as the "Third Party Feeder Fund Agreement" (now, a defined term) under the section "Other Relevant Information":

  Pursuant to the Third Party Feeder Fund Agreement between the Company, SMC, the PreservationPlus Income Portfolio (the "Portfolio"), Security Distributors, Inc. and Deutsche Asset Management, Inc. (the "Third Party Feed Fund Agreement"), the Fund currently operates as a "feeder" fund that invests all of its assets in a "master" fund, the Portfolio, an investment company managed by Deutsche Asset Management, Inc. that has the same investment objective as the Fund.
  Comment: Do the pro forma proposed expenses reflect only the change in investment advisory fees or do they also reflect changes in other expenses resulting from termination of the master-feeder structure.

  Response: The pro forma proposed expenses reflect the change in investment advisory fee from 0.70% to 0.35% and the elimination of expenses associated with the underlying Portfolio.

  Comment: Is the reference to the "Annual Fund Operating Expenses column" in footnote 3 to the Annual Fund Operating Expenses table accurate.

  Response: The reference should have been to the table rather than the column and we have changed the reference in footnote 3 accordingly.

  Comment: How long will SMC's agreement to waive or reimburse fees/expenses so that the Fund's total annual expenses would not exceed 1.50% be in effect.

  Response: The agreement has been terminated and, accordingly, we have deleted the references to such waiver/reimbursement. In particular, we have deleted the last three sentences of footnote 4 to the Annual Fund Operating Expenses table.

  Comment: How will the Fund handle broker non-votes and abstentions in the case of a vote to adjourn the meeting.

  Response: Abstentions and broker non-votes will have the effect of votes against adjournment.

  Comment: Does the Fund have a prior notice requirement for shareholders who wish to make a proposal from the floor at the shareholder meeting. If so, please disclose the prior notice requirement.

  Response: The Fund does not have in place a prior notice requirement for such proposals.

  Comment: Please put in boldface type the following statement on the proxy card: "If no specification is made, the proxy card will be voted "FOR" the proposal."

  Response: The statement is now in boldface type.

On behalf of the Fund, it is hereby acknowledged:

  the Fund is responsible for the adequacy and accuracy of the disclosure in the proxy statement;

  the action of the SEC or its staff in acknowledging the filing of, or reviewing, the proxy materials does not relieve the Fund from its responsibility for the adequacy and accuracy of the disclosure in the proxy materials; and

  the Fund may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC under the federal securities laws.

Please contact me at (785) 438-3226 with any questions concerning the above response.

Sincerely,

AMY J. LEE

Amy J. Lee
Secretary
Security Income Fund